## Contact

www.linkedin.com/in/michael-brizendine-bb3923182 (LinkedIn)
yornest.com (Company)

## Top Skills

Problem Solving
Critical Thinking
Software Development

## Languages

English (Full Professional)
French (Full Professional)
Haitian Creole (Native or Bilingual)

# Michael Brizendine

Co-Founder & CEO at Yornest
Louisville Metropolitan Area

## Summary

I am passionate about software development and eager to learn new technologies that lead to more effective solutions to real-life problems. Love building new things!!

## Experience

### Yornest
Co-Founder & CEO
June 2020 - Present (1 year 11 months)
United States

Yornest allows you to create intimate social groups for large or small audiences.

### Seek Now
Technical Support Analyst
May 2021 - October 2021 (6 months)
Louisville Metropolitan Area

I work closely with staff by providing Tier 1 Service Desk support. Identify, recommend, and implement improvement initiatives to streamline IT operations and workflow. Track and report on operational and service level metrics.

### Interapt
Computer Support Analyst
April 2020 - August 2020 (5 months)
Louisville, Kentucky, United States

Working as an independent member on a team of other IT Customer Support Representatives/Analysts performing basic technical triage, diagnostics and resolution for remote workers due to COVID-19.

## Education

### Bellarmine University
Bachelor's degree, Computer Engineering · (2018 - 2022)